Exhibit2
N-SAR Item 77E

LEGAL PROCEEDINGS

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action in the United States District Court of the Western
District of Pennsylvania against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC, and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the
Investment Advisers Act of 1940, and common law claims.
The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, recission of the advisory contracts, an accounting and restitution of any lawful fees, as well as an award of attorneys' fees and litigation. These actions will be defended vigorously, and we believe they are totally without merit.